CONNER & WINTERS LETTERHEAD





                                October 11, 2007


Dennis C. Hult
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

     Re:  Greystone Logistics, Inc.
          Form 8-K dated October 3, 2007
          Filed October 9, 2007
          File No. 000-26331

Dear Mr. Hult:

     In connection with your review of the captioned filing, we offer the following responses to the comments and requests contained in your October 11, 2007 letter to Warren F. Kruger of Greystone Logistics, Inc. (the "Company"). To facilitate your review of our responses, we have restated each of your comments followed by our response.

ITEM 4.01 FORM 8-K FILED OCTOBER 9, 2007
----------------------------------------

COMMENT NO. 1:
--------------

     AMEND ITEM 4(a) OF FORM 8-K TO COVER THE INTERIM PERIOD FROM THE DATE OF THE LAST AUDITED FINANCIAL STATEMENTS TO OCTOBER 3, 2007, THE DATE OF DISMISSAL. THE DISCLOSURE SHOULD STATE WHETHER DURING THE REGISTRANT'S TWO MOST RECENT FISCAL YEARS AND ANY SUBSEQUENT INTERIM PERIOD THROUGH THE DATE OF DISMISSAL THERE WERE ANY DISAGREEMENTS WITH THE FORMER ACCOUNTANT ON ANY MATTER OF ACCOUNTING PRINCIPLES OR PRACTICES, FINANCIAL STATEMENT DISCLOSURE, OR AUDITING SCOPE OR PROCEDURE, WHICH DISAGREEMENT(S), IF NOT RESOLVED TO THE SATISFACTION OF THE FORMER ACCOUNTANT, WOULD HAVE CAUSED IT TO MAKE REFERENCE TO THE SUBJECT MATTER OF THE DISAGREEMENT(S) IN CONNECTION WITH IT REPORTS. SEE ITEM 304(a)(1) OF REGULATION S-B.

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October 11, 2007
Page 2



     As stated in the Form 8-K at issue, Tullius Taylor Sartain & Sartain LLP was engaged "as the Company's independent registered public accounting firm for the year ending May 31, 2008 and to perform procedures related to the financial statements included in the Company's quarterly reports on Form 10-QSB, BEGINNING WITH THE QUARTER ENDING AUGUST 31, 2007" (emphasis added). As such, the Company did not believe that there was a relevant subsequent interim period to address with respect to the disclosure you mention. Nevertheless, the Company will revise its Form 8-K dated October 3, 2007 in accordance with your comment.

COMMENT NO. 2:
--------------

     WE NOTE YOU HAVE ENGAGED THE ACCOUNTING FIRM OF TULLIUS TAYLOR TO REVIEW YOUR QUARTERLY FINANCIAL STATEMENTS BEGINNING WITH AUGUST 31, 2007 AND AUDIT YOUR YEAR ENDED MAY 31, 2008 FINANCIAL STATEMENTS. WE ALSO NOTE THAT THE FIRM TULLIUS TAYLOR IS NOT REGISTERED WITH OR HAS APPLIED FOR REGISTRATION WITH THE PUBLIC COMPANY ACCOUNTING OVERSIGHT BOARD (PCAOB). SECTION 102 OF THE SARBANES-OXLEY ACT OF 2002 MAKES IT UNLAWFUL AFTER OCTOBER 22, 2003 FOR ANY PERSON THAT IS NOT A REGISTERED PUBLIC ACCOUNTING FIRM (I.E. REGISTERED WITH THE PCAOB) TO PREPARE OR ISSUE, OR TO PARTICIPATE IN THE PREPARATION OR ISSUANCE OF, ANY AUDIT REPORT (OR REVIEW REPORT) WITH RESPECT TO ANY ISSUER. YOU MUST ENGAGE A NEW ACCOUNTANT THAT IS A PUBLICLY REGISTERED ACCOUNTING FIRM TO PERFORM REVIEW OR AUDIT WORK FOR THE COMPANY. PLEASE FILE A NEW ITEM 4 FORM 8-K AFTER YOU HAVE ENGAGED NEW ACCOUNTANTS THAT ARE REGISTERED WITH THE PCAOB. IF YOU HAVE INCORRECTLY PRESENTED THE NAME (AS REGISTERED WITH THE PCAOB) OF THE NEW ACCOUNTANTS, PLEASE CONFIRM TO US THE CORRECT NAME AS REGISTERED WITH THE PCAOB AND AMEND YOUR FORM 8-K WITH THE CORRECT NAME OF THE NEW ACCOUNTANTS.

     The Company engaged Tullius Taylor Sartain & Sartain LLP as its new independent registered public accounting firm. Tullius Taylor Sartain & Sartain LLP is registered with the Public Company Accounting Oversight Board (PCABO) (please see http://www.pcaob.com/Registration/Registered_Firms.pdf). There may have been some confusion, as Tullius Taylor Sartain & Sartain LLP was defined as "Tullius Taylor" in the section discussing the dismissal of the Company's former independent registered public accounting firm and then referred to as "Tullius Taylor" in the section discussing the appointment of Tullius Taylor Sartain & Sartain LLP.

EXHIBIT 16
----------

COMMENT NO. 3:
--------------

PLEASE FILE A LETTER FROM YOUR FORMER ACCOUNTANT, INDICATING WHETHER OR NOT THEY AGREE WITH YOUR DISCLOSURES IN THE FORM 8-K.

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October 11, 2007
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     The Company received such letter on October 10, 2007 and intended to file it today or tomorrow. However, since you have requested that the Company revise its Form 8-K in comment No. 1 of your letter, the Company will ask that that its former independent registered public accounting firm issue another letter in response to the revised Form 8-K. It will file such letter promptly after it receives it.

     We would appreciate your earliest possible review of this letter in response to your comments. To expedite the conveyance of additional comments, please feel free to call me at (918) 586-8528 at any time.



                                                     Yours very truly,

                                                     /s/ J. Ryan Sacra

                                                     J. Ryan Sacra

cc:  Greystone Logistics, Inc.
     Warren F. Kruger